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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549



                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934


                            EVOLVING SYSTEMS, INC.
                               (Name of Issuer)


                                 COMMON STOCK
                        (Title of Class of Securities)


                                  30049R 10 0
                                (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this schedule is filed:

     [ ]  Rule 13d-1(b)

     [ ]  Rule 13d-1(c)

     [X]  Rule 13d-1(d)

                                       1.
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CUSIP NO. 30049R 10 0

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Harry B. Fair

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a)  [ ]

     (b)  [ ]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

5.   NUMBER OF SHARES BENEFICIALLY OWNED WITH SOLE VOTING POWER

     1,350,000

6.   NUMBER OF SHARES BENEFICIALLY OWNED WITH SHARED VOTING
     POWER

     277,187

7.   NUMBER OF SHARES BENEFICIALLY OWNED WITH SOLE DISPOSITIVE
     POWER

     1,350,000

8.   NUMBER OF SHARES BENEFICIALLY OWNED WITH SHARED DISPOSITIVE
     POWER

     277,187

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED

     1,627,187

10.  CHECK BOX IF AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
     SHARES

     [ ]

                                       2.
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11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     14.0%

12.  TYPE OF REPORTING PERSON

     IN

                                       3.
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Item 1(a).  Name of Issuer:

            Evolving Systems, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            9777 Mt. Pyramid Court
            Englewood, Colorado  80112

Item 2(a).  Name of Person Filing:

            Harry B. Fair

Item 2(b).  Address of Principal Business Office or, if None, Residence:

            c/o Evolving Systems, Inc.
            9777 Mt. Pyramid Court
            Englewood, Colorado  80112

Item 2(c).  Citizenship:

            United States of America

Item 2(d).  Title of Class of Securities:

            Common Stock

Item 2(e).  CUSIP Number:

            30049R 10 0

Item 3.     N/A

Item 4.     Ownership:

            (a)  Amount beneficially owned:

                 1,627,187

            (b)  Percent of class:

                 14.0%

            (c)  Number of shares as to which such person has:

                                       4.
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            (i)   Sole power to vote or to direct the vote:

                  1,350,000

            (ii)  Shared power to vote or to direct the vote:

                  277,187

            (iii) Sole power to dispose or to direct the disposition of:

                  1,350,000

            (iv)  Shared power to dispose or to direct the disposition of:

                  277,187

Item 5.    Ownership of Five Percent or Less of a Class:

           N/A

Item 6.    Ownership of More than Five Percent on Behalf of Another Person:

           N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

           N/A

Item 8.    Identification and Classification of Members of the Group:

           N/A

Item 9.    Notice of Dissolution of Group:

           N/A

Item 10.   Certification:

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                       5.
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             February 12, 1999


                             /s/ Harry B. Fair
                             --------------------------------------------------
                             Harry B. Fair

                                       6.